Exhibit 11.1

KAMADA LTD.

INSIDER TRADING POLICY

Adopted by the Board of Directors in March 2025

This Insider Trading Policy (this “Policy”) provides guidelines and restrictions to all personnel, including directors, officers, employees, including those that are full-time, part-time or employed through third parties, consultants and any other person who receives or has access to material non-public information (“Company Personnel”), of Kamada Ltd. and its subsidiaries (collectively, “Kamada” or the “Company”), for transactions in the Company’s securities and the handling of confidential and material non-public information about the Company and others with which it does business.

All Company Personnel should be aware of the provisions of this Policy. Failure to observe the prohibitions and procedures set forth below could result in serious civil and criminal liabilities, for you and possibly the Company under both United States and Israeli securities laws. The Securities and Exchange Commission (the “SEC”) has the authority to impose large fines on the Company and on the Company’s directors, executive officers and controlling stockholders if the Company’s employees engage in insider trading and the Company has failed to take appropriate steps to prevent it (so-called “controlling person” liability). Individuals may face personal liability, including fines and potential imprisonment. In addition, failure to comply with this Policy may subject you to Company-imposed sanctions, including dismissal, regardless of whether or not such failure to comply with this Policy results in a violation of law.

POLICY

As a public company, traded both in the United States and in Israel, Kamada is subject to certain provisions of United States federal securities laws and regulations, as well as Israeli securities laws and regulations. Pursuant to these laws and regulations, “insider trading”, which is the use of material information about the Company that is not known to the investing public, and, if it were known to the public, would likely have a significant effect on the market price of the Company’s securities or a person’s decision to buy, sell or hold the Company’s securities (such information is referred to in this Policy as “material non-public information,” and is more fully explained in Guidelines, Item 3 below), including, for example, for personal benefit or for the benefit of others or to “tip” others who might make an investment decision on the basis of such information, is illegal. It is the policy of the Company to comply with all insider trading laws and regulations.

RESPONSIBILITY

Company Personnel may create, use or have access to material non-public information. Each individual has an important ethical and legal obligation to maintain the confidentiality of such information and not to engage in any transactions in the Company’s securities while in possession of material non-public information. Company Personnel or Related Parties (as defined in Guidelines, Item 2 below) may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before the Company Personnel learned of the material non-public information and even though he or she may suffer an economic loss or forego anticipated profit by waiting. Trading in securities in violation of applicable insider trading laws or this Policy by providing others with material non-public information (whether or not you derive any benefit from such actions or were aware of the intent by such persons to trade), may subject you to severe civil and criminal penalties, in addition to disciplinary action by the Company as more fully set out in Guidelines, Item 16 below.

COMPLIANCE OFFICER

The Company’s Compliance Officer is its General Counsel. The Compliance Officer is responsible for the administration of this Policy. In the absence of the Compliance Officer, the Chief Financial Officer, or in his absence, an officer or director designated by the Compliance Officer shall be responsible for administration of this Policy. This Policy does not attempt to deal with all of the considerations that may be applicable to certain securities transactions. If you have any questions about specific information or proposed transactions, or as to the applicability or interpretation of this Policy or the propriety of any desired action, you are encouraged to contact the Compliance Officer. Do not try to resolve uncertainties on your own. Remember, however, the ultimate responsibility for complying with this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment. A claim of lack of understanding of the Company’s policies or of governing legal standards in this sensitive area will not excuse any non-compliance.

All types of “securities” are covered by this policy, including ordinary shares, options, warrants and all forms of debt securities (e.g., bonds, notes, debentures), whether or not convertible or exchangeable, as well as instruments that derive their value from the price of the Company’s securities (all references to “Company securities” in this Policy include such derivative securities of the Company).

GUIDELINES

1.	Prohibition.

In general, United States and Israeli securities laws and/or this Policy prohibit Company Personnel from:

(a)	buying, selling or otherwise trading (including for the benefit of another) in the Company’s securities (including derivative securities) while in possession of material non-public (or “inside”) information;

(b)	communicating (or “tipping”) such information to third parties, including family members, friends, social acquaintances and anyone who lives in your household;

(c)	recommending the purchase or sale of the Company’s securities (including derivative securities) while in the possession of material non-public information (under Israeli law, an actual trade is not required);

(d)	assisting anyone engaged in any of the above activities; and

(e)	answering questions or providing information about the Company and its affairs to third parties unless you are specifically authorized to do so or it is a regular part of your position.

This prohibition also applies to material, non-public information about, and the securities of, other companies (e.g., collaboration partners, customers or suppliers) with which the Company has a relationship.

There are no exceptions to this Policy other than those described in Guidelines, Item 7 below. For example, if you possess material non-public information, you are prohibited to engage in transactions in the Company’s securities (including derivative securities) even if such transactions are otherwise necessary or justifiable for independent reasons (such as personal financial commitments or the need to raise money for a personal emergency expenditure).

2.	Transactions by Family Members; Entities Controlled by You.

The prohibitions outlined in this Policy also apply to your family members, others living in your household or who are financially dependent on you, and any entities (including but not limited to any corporation, limited liability company, partnership, trust or other entity) under your or your family member’s control (“Related Parties”). Company Personnel are expected to be responsible for the compliance of all Related Parties to this Policy and therefore, should make Related Parties aware of the need to confer with this Policy before they trade in Company securities. This Policy does not, however, apply to personal securities transactions of Related Parties where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or such Related Parties (for avoidance about, excluding any Qualified Selling Plan, as defined in Guidelines, Item 10). This Policy applies to all individuals and entities described above, even if the activities prohibited in this Policy are not illegal in the country where any particular person or entity is located.

3.	Material Non-Public Information.

Material Information. Information is “material” for the purposes of the United States securities laws and this Policy if such information, if publicly known, would likely affect either the market price of the Company’s securities, for better or for worse, or a person’s decision to buy, sell or hold the Company’s securities. Under Israeli law, “inside information” includes information that is not known to the public and, if it were known to the public, would cause a significant change in the price of the Company’s securities (including derivative securities).

Non-public Information. Non-public information is any information that has not been disclosed effectively to the investing public. The information must be widely disseminated in a manner making it generally available to investors, such as by press release or in the Company’s public disclosure documents filed with the SEC and the Israel Securities Authority, is necessary to make the information public. For information to be considered public, it must not only be disclosed publicly, but there also should be sufficient time for the investing public to absorb and evaluate the information before you trade in the Company’s securities. Although timing may vary depending upon the circumstances and jurisdiction, a good rule of thumb is that information is considered non-public until the completion of the second full trading day has passed after public disclosure. For example, if the Company issues an earnings release on a Friday before the opening of the market, the information contained in the release would be considered “public” upon the opening of the market the following Tuesday. If the information released is complex, such as a prospective major financing or other transaction, it may be necessary to allow additional time for the information to be absorbed by the investing public. In such circumstances, you will be notified by the Compliance Officer regarding a suitable waiting period before trading in the event it differs from the Company’s standard policy.

Either positive or negative information may be material. No simple “bright line” test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry and will be more often than not determined in hindsight based by the impact on the share price. For this reason, you should direct any questions about whether information is material to the Compliance Officer. Although it is not possible to list all types of material information, the following are a few examples of information that is particularly sensitive and should be treated as material:

●	the status (positive or negative) of existing collaborations;

●	potential new collaborations;

●	significant clinical or regulatory developments;

●	significant new products, product development or discoveries;

●	actual or threatened material investigation or litigation or major development in or the resolution of such investigation or litigation;

●	the results or developments, favorable or not, of a clinical trial;

●	the gain or loss of a material contract, customer, license or collaboration;

●	significant cybersecurity incidents;

●	significant changes, developments or delays in technological processes or manufacturing;

●	a significant financing transaction (including public or private offerings or sales of debt or equity securities) or significant borrowing;

●	financial results, in particular quarterly or annual earnings results, or material changes to previously filed financial statements;

●	projections or estimations of future revenues, results or sales or material changes thereto;

●	earnings or losses;

●	significant transactions, such as a pending or proposed merger, acquisition, sale of a substantial portion of the Company’s assets, joint venture, tender offer or other significant transaction;

●	dividend distributions or significant changes in dividend policies, stock splits or the offering of additional securities;

●	significant restructuring;

●	changes in management or key personnel or control; and

●	impending bankruptcy or financial liquidity problems.

In addition, rumors or speculative information concerning the Company that, if true, would be material non-public information, are deemed material non-public information for purposes of this Policy, and you should not trade on the basis of them.

The Company emphasizes that this list is merely illustrative. If you have any question as to whether particular information is material or non-public, you should not trade or communicate the information to anyone without prior approval by the Compliance Officer. Remember, however, the ultimate responsibility for complying with this Policy and avoiding improper transactions rests with you.

4.	“Tipping.”

Company Personnel may be liable for communicating or tipping material, non-public information to a third party (“tippee”). Furthermore, tippees inherit an insider’s duties and are liable for trading on material, non-public information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade.

Accordingly, Company Personnel are prohibited from recommending or suggesting to anyone else (including Related Parties, friends or acquaintances) to buy, sell or hold the securities of any company, including those of the Company, while they are in the possession of material non-public information of the Company or other companies, as applicable. Tipping also includes making recommendations, “signaling,” or expressing opinions about trading, while aware of material non-public information. In fact, Company Personnel should not recommend to any other person that they buy, sell or hold securities of the Company, even when not in possession of material non-public information, because such a recommendation could be imputed to the Company and could be misleading if such Company Personnel is not aware of all relevant information. Company Personnel are prohibited from using material non-public information for personal benefit, or to pass on, or “tip,” the information to someone who does so. Use of material non-public information to gain personal benefit and tipping are illegal irrespective of the amount of loss or gain. You can be held liable both for your own transactions and for transactions effected by the person acting on the tip (a “tippee”) or even a tippee of a tippee. It is the Company’s policy to prohibit the disclosure of non-public information to any person, whether inside or outside the Company, unless the person receiving such information has a legitimate need to know such information and is subject to a confidentiality agreement.

5.	Short-term, Speculative Transactions.

The Company has determined that there is a substantial likelihood for the appearance of improper conduct by Company Personnel when they engage in short-term or speculative securities transactions. Therefore, Company Personnel are prohibited from engaging in any of the following activities involving the Company’s securities:

(a)	purchasing the Company’s securities on margin (borrowing money from a stock broker to fund the securities purchase);

(b)	pledging Company securities;

(c)	short sales (selling short is a practice of selling more securities than you own, a technique used to speculate on a decline in the securities price);

(d)	buying or selling puts or calls (a put is a right to sell at a specified price a specified number of securities by a certain date and is utilized in anticipation of a decline in the security price. A call is a right to buy at a specified price a specified number of securities by a certain date and is utilized in anticipation of a rise in the security price). The only equity securities of the Company that may generally be purchased or sold by Company Personnel are the Company’s ordinary shares; and

(e)	engaging in derivative or hedging transactions relating to the Company’s securities (e.g., exchange traded options etc.).

This prohibition is not intended to apply to transactions that may involve one or more of the foregoing activities if those transactions are entered into solely for the purpose of deferring the effective date of a sale for tax or other non-speculative purposes. Please note, however, that entering into any such transaction must be done at a time when trading in the Company’s securities is permitted. If due to the unique nature of the proposed transaction or its complexity it is not clear whether there is a substantial likelihood for the appearance of improper conduct, Company Personnel should seek the consent of the Compliance Officer before entering into such transaction in accordance with the pre-clearance provisions set forth in Guidelines, Item 14 below.

6.	Market Manipulation and Influencing a Security’s Price.

It is prohibited to engage in market manipulation and to fraudulently influence the price of securities (such as by placing fictitious purchase or sale orders to create an impression of large demand or supply thereby intending to cause an increase or decrease in the price of the security). Pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the person committing such a fraudulent act may be subject to fines and/or imprisonment. In addition, the person committing the fraudulent act may also expose him/herself to a civil action by the party who suffered damages as a result of the fraudulent acts. Therefore, Company Personnel are strictly prohibited from committing any acts or omissions which constitute or could constitute such manipulation of the Company’s securities and the Compliance Officer must be updated without delay in any event of a suspicion that such an act was committed.

7.	Certain Exceptions.

The following transactions are exempt from the provisions set out in Guidelines, Item 1 and 8 of this Policy:

(a)	The vesting or exercise of options for the purchase of securities or other equity awards under any Company equity incentive plan, including the Company’s 2011 Israeli Share Award Plan, as may be amended from time to time, the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations, are all exempt from this Policy, because the other party to the transaction is the Company itself and the price does not vary with the market, but instead is fixed by the terms of the equity award agreement or the plan. However, the securities so acquired may not be sold except in accordance with this Policy. For the avoidance of doubt, this Policy applies to any market sale for the purpose of generating the cash needed to pay the exercise price of an option or tax withholding due upon vesting of an option (e.g. cashless exercise). In addition, transactions in mutual funds that are invested in securities of the Company are not transactions subject to this Policy.

(b)	Purchases of the Company’s securities from the Company or sales of the Company’s securities to the Company.

(c)	Purchases or sales made pursuant to a Qualified Selling Plan, as defined in Guidelines, Item 10 below and in accordance therewith.

8.	Blackout Periods.

Company Personnel and Related Parties are restricted from trading in Company securities at certain times throughout the year as described below (“Blackout Period/s”).

Company Personnel and Related Parties may not buy, sell or otherwise trade (including for the benefit of another) in Company securities during the period (i) beginning on 15th day before the end of any fiscal quarter of the Company and ending upon completion of the second full trading day after the public release of earnings data for such fiscal quarter (or, in the case of the fourth quarter, year), (ii) beginning at the time of any public announcement of a significant corporate transaction or event and ending upon the completion of the second full trading day after such announcement, or (iii) during any other trading suspension period declared by the Company, which may be declared with respect to all or certain Company Personnel and their Related Parties. The day of publication shall be included as a “trading day” if the shares are traded on that day. For purposes of this Policy, a “trading day” is a day on which NASDAQ Stock Market is open for trading.

It should be noted that even during permitted trading periods (“Trading Windows”), any Company Personnel or Related Party possessing material non-public information concerning the Company shall not engage in any transactions in the Company’s securities until such information has been known publicly for at least one full trading day. Furthermore, there are times when the management of the Company may be aware of a material non-public development but at its discretion does not disclose it to all Company Personnel. Although you may not know the specifics of the development, if you engage in a trade before such development is resolved or disclosed to the public you might expose yourself and the Company to a charge of insider trading that could be costly and difficult to refute. In addition, a trade by you during such time could result in adverse publicity for the Company. Therefore, the Company may from time to time prohibit any transactions in Company securities for specified periods, even during Trading Windows. This notice may be given to all Company Personnel or to Company Personnel involved with specific matters. In the event you are informed of any such Blackout Period, you should treat such notification in itself as material non-public information and it should not be disclosed to any third party.

Each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during Trading Windows should not be considered as “safe harbor,” and all Company Personnel should use good judgment at all times.

Specific exceptions may be made, with prior approval, in special situations when the Company Personnel does not possess material non-public information or the exception would not otherwise contravene the law or the purposes of this Policy. Any request for an exception must be directed to the Compliance Officer.

The Compliance Officer shall issue a notice to Company Personnel: (i) at the beginning of each Blackout Period, informing of its applicability; and (ii) upon the removal of the Blackout Period once the Blackout Period ends.

9.	Post–Termination Transactions.

The restrictions set forth in this Policy apply to Company Personnel and Related Parties following the termination of such Company Personnel’s employment, engagement or term of office, as applicable, for the longer of the following: (1) if Company Personnel is aware of material non-public information when his or her employment, engagement or term of office terminates, until such information ceases to be material or until the close of business on the second trading day following the date on which such information is publicly disclosed, (2) if the termination of employment, engagement or term of office occurs during a Blackout Period, until the expiration of the Blackout Period and (3) for such period as the Company shall determine such person is likely to be in possession of material non-public information, such determination shall be made by at least two of the following individuals (excluding the applicable Company Personnel): the Company’s Chairman of the Board of Directors, Chairman of the Audit Committee, Chief Executive Officer, Chief Financial Officer or General Counsel.

In the event of departure due to Company Personnel’s death, his/her Related Parties shall no longer be considered subject to this Policy; however, the prohibition on trading in the Company’s securities when in possession of material non-public information shall continue to apply.

10.	Trading Plans.

The restrictions set forth above will not apply to transactions in the Company’s securities made pursuant to a Qualified Selling Plan. For purposes of this exception, a “Qualified Selling Plan” is a written plan, contract or instruction for purchasing or selling the Company’s shares which meets each of the following requirements:

(a)	the plan is adopted by Company Personnel during a period when transactions in the Company’s securities are permitted pursuant to this Policy and not in a Blackout Period;

(b)	the plan is adopted during a period when Company Personnel adopting the plan is not in possession of material non-public information;

(c)	the plan is reviewed and approved by the Compliance Officer prior to establishment or modification (to the extent permitted under applicable law) to confirm compliance with this Policy and the United States and Israeli securities laws;

(d)	the plan is adhered to strictly by Company Personnel;

(e)	the plan must either (i) specify the amount, pricing and timing of transactions in advance; (ii) include a written formula or algorithm, or computer program for determining the amount, price and date of the transactions; or (iii) if permitted under applicable law, delegate discretion on these matters to an independent third party (in which case the plan must prohibit the Company Personnel from exercising any subsequent influence over the transactions in the Company’ securities under the plan);

(f)	no purchases or sales may occur under the plan following its adoption until the expiration of any cooling-off period required under applicable law;

(g)	the plan allows for the cancellation of a transaction and/or suspension of such plan upon notice and request by the Company to the plan’s administrator if any proposed trade (i) fails to comply with applicable laws or (ii) would create material adverse consequences for the Company;

(h)	at the time it is adopted, the plan conforms to all other requirements of (i) Rule 10b5-1(c) under the Exchange Act, or (ii) for securities that are traded only on the Tel Aviv Stock Exchange Ltd. (“TASE”), the Israel Securities Authority’s SLB 101-18 (safe harbor with respect to the use of inside information in transactions in securities of a corporation by key officers, employees and major shareholders), in each case as may be amended from time to time; and

(i)	the plan provides that the transactions be effected on Nasdaq or the TASE (as the case may be).

Once the plan is adopted, (i) Company Personnel may not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date(s) of the trade(s) and (ii) the plan may not be terminated or altered unless permitted under applicable law, and in such case only during a period that complies with the description in both subsections (a) and (b) above, and upon such termination or alteration, Company Personnel is to notify the Company of such termination or alteration.

None of the Company, the Compliance Officer or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a plan submitted pursuant to this Policy. Notwithstanding any review of a plan pursuant to this Policy, none of the Company, the Compliance Officer or the Company’s other employees assumes any liability for the legality or consequences relating to such plan to the person adopting such plan.

The Company may make a public announcement or disclose that plans are being implemented and will consider in each case whether a public announcement or disclosure of a particular plan should be made in accordance with applicable law.

11.	Confidentiality Guidelines.

To provide more effective protection against the inadvertent disclosure of material non-public information about the Company or others with which the Company does business, the Company has adopted the following guidelines in addition to the prohibitions above. These guidelines are not intended to be exhaustive and should be read together with the Company’s Disclosure Policy. Additional measures to secure the confidentiality of information should be undertaken as deemed necessary under the circumstances. If you have any doubt as to your responsibilities with respect to confidential information, please seek clarification and guidance from the Compliance Officer before you act.

The following guidelines establish procedures with which Company Personnel should comply in order to maximize the security of confidential information:

(a)	do not discuss internal Company matters or developments with anyone outside the Company or even with other Company Personnel, except as required in the performance of your regular duties and provided the recipient is subject to a confidentiality agreement;

(b)	do not discuss any Company matter in public places, such as airplanes, elevators, taxicabs, hallways, restrooms, restaurants, etc., where conversations might be overheard;

(c)	do not discuss any Company matter in a place where family members, friends or acquaintances may overhear;

(d)	do not leave confidential documents and other materials in conference rooms following the conclusion of any meetings and do not leave documents disclosing Company matters in areas (e.g., on counters in hallways) where they may be read by a passerby;

(e)	do not participate in “chat rooms” or other electronic discussion groups on the Internet or through social media applications concerning the activities of the Company or of other companies with which the Company does business, even if you do so anonymously;

(f)	use passwords to restrict access to the information on computers, tablets, memory sticks; and

(g)	limit access of others to particular locations or physical areas where material non-public information is likely to be documented or discussed.

12.	Prohibition on Disclosure to Analysts and Media.

If any Company Personnel receives inquiries about the Company from securities analysts, reporters or others, he or she should decline comment and direct them to the Company’s Chief Executive Officer or Chief Financial Officer.

13.	Presumption of Insider Trading Under Israeli Law.

Under Israeli law, if a director or other office holder, controller or internal auditor of the Company (or any other person fulfilling such position even if his/her title is different), or a family member or entity controlled by any of the them, purchases securities of the Company (including derivative securities of the Company) within three months of the date that he or she sold securities of the Company (or sells securities of the Company within three months of the date that he or she purchased securities of the Company), it would be presumed that such person used inside information, and such person would have the burden to prove that he or she did not use inside information unless under the circumstances it is reasonable that her or she did not possess inside information at the relevant time. Therefore, although this Policy does not prohibit purchases and sales by such individuals within a three-month period, this Policy strongly discourages such practice.

14.	Pre-clearance Procedures.

While the onus of complying with all insider trading and filing requirements remains with the individual, to provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction, the following procedure is being implemented for all Company Personnel.

(a)	Subject to the exemption in subsection (c) below, no Company Personnel or Related Party may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company securities at any time without first obtaining prior approval from the Compliance Officer or the Company’s Compliance Manager (each, the “Pre-Clearance Officer”). The Chief Executive Officer or the Chief Financial Officer shall have the authority to decide whether to clear transactions by the Pre-Clearance Officer or its Related Parties.

(b)	The Pre-Clearance Officer shall record the date each request is received and the date and time each request is approved or disapproved. If the Pre-Clearance Officer has approved the request, such approval shall be certified in writing (including by email). Unless revoked, a grant of permission will remain valid until the close of five trading days following the day on which it was granted. If the transaction does not occur during the five-trading day period, pre-clearance of the transaction must be re-requested. Even if a trade has received pre-clearance, such Company Personnel or Related Party may not engage in a trade if (i) such pre-clearance has been rescinded by the Pre-Clearance Officer; (ii) such Company Personnel or Related Party has otherwise received notice that the trading window has closed; or (iii) such Company Personnel or Related Party has or acquires material non-public information concerning the Company.

(c)	Pre-clearance is not required for purchases and sales of securities under a Qualified Selling Plan, provided that the plan was adopted in accordance with this Policy. With respect to any purchase or sale under a Qualified Selling Plan, the third-party effecting transactions on behalf of the Company Personnel or Related Party should be instructed to send duplicate confirmations of all such transactions to the Pre-Clearance Officer.

The Pre-Clearance Officer does not assume responsibility for, and approval from the Pre-Clearance Officer does not protect the Company Personnel or Related Party from, the consequences of prohibited insider trading.

15.	Reporting Violations.

If you know or have reason to believe that this Policy or the special trading procedures described above have been or are about to be violated, you should immediately bring the actual or potential violation to the attention of the Compliance Officer. Such information may be conveyed on an anonymous basis pursuant to the Company’s Whistleblower Policy, but sufficient details should be given to enable a proper investigation.

16.	Penalties for Violations.

Under United States law, an individual may be subject to criminal fines and/or imprisonment for violating the securities laws by engaging in transactions in securities at a time when they are in possession of material non-public information. In addition, the SEC may seek the imposition of a civil penalty based on the profits made or losses avoided from the trading. Insider traders must also disgorge any profits made and are often subjected to an injunction against future violations. Violators can also be barred from serving as officers or directors of public companies. Under some circumstances, individuals may be subjected to civil liability in private lawsuits. In addition, under Israeli law, individuals may be subject to a criminal fine or imprisonment, or administrative sanctions. Violators may also be barred from serving as officers or directors of public companies for up to five years.

Failure to comply with this Policy could result in serious civil and criminal liabilities, for you and possibly the Company under both United States and Israeli securities laws. The Company may be subject to so-called “controlling person” liability. In addition, failure to comply with this Policy, or any refusal or failure by you to cooperate fully with the Company in any investigation of a possible violation of this Policy, will be regarded by the Company as a very serious matter and, may subject you to Company-imposed sanctions, including dismissal, regardless of whether or not such failure to comply with this Policy results in a violation of law. It is important to note that regardless of a violation of law, an investigation into potential insider trading by United States and/or Israeli enforcement authorities that does not result in prosecution, can tarnish a person’s and a Company’s reputation, thereby causing irreparable damage.

This document states a policy of the Company and is not intended to be regarded as the rendering of legal advice. Company Personnel who have questions about the matters contained herein should speak with his or her own attorney or the Compliance Officer.